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                                  UNITED STATES              OMB Number:      3235-0058
                       SECURITIES AND EXCHANGE COMMISSION    Expires:   January 31, 2002
                              WASHINGTON D.C. 20549          Estimated average burden
                                                             hours per response... 2.50
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                                   FORM 12B-25
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                                                                  SEC File Number
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                                                                    CUSIP NUMBER
                           NOTIFICATION OF LATE FILING       ---------------------------
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(Check one) [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB Form  [ ] N-SAR

                       For Period Ended SEPTEMBER 30, 2000
                  __ Transition Report on Form 10-K and Form 10-KSB
                  __ Transition Report on Form  20-F
                  __ Transition Report on Form 11-K
                  __ Transition Report on Form 10-Q and Form 10-QSB
                  __ Transition Report on Form N-SAR
                  For the Transition Period Ended:___________________

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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I  -  REGISTRANT INFORMATION

SUMmedia.com Inc.
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Full Name of Registrant:

Reliance Resources Inc.
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Former Name if Applicable:

Suite 1200 - 1055 W. Hastings St.
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Address of Principal Executive Office  (Street and Number)

Vancouver, B.C., Canada, V6E 2E9
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City, State and Zip Code

PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |  (a)   The reasons described in reasonable detail in Part III of this form
    |        could not be eliminated without unreasonable effort or expense;
    |
    |  (b)   The subject annual report, semi-annual report, transition report on
    |        Forms 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
[X] |        be filed on or before the fifteenth calendar day following the
    |        prescribed due date; or the subject quarterly report of transition
    |        report on Form 10-Q, or portion thereof will be filed on or before
    |        the fifth calendar day following the prescribed due date; and
    |
    |  (c)   The accountant's statement or other exhibit required by Rule
    |        12b-25(c) has been attached if applicable

PART III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

Registrant has encountered significant delays in completing its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000 due to intensive efforts to raise financing to fund operations. Attention and funds were necessarily diverted to such efforts.

PART IV  -  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Steve Tatone                             604                  605-0901
--------------------------------   ---------------    -----------------------
(Name)                               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                    [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                   [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Prior to August 6, 1999, the registrant was an inactive "shell" with no operations or revenue. As a result, the earnings statements to be included in the subject report will show a significant change in results of operations from the period ended September 30, 1999. Such comparative figures, however, are not meaningful in the present circumstances.


                                SUMmedia.com Inc.
                  --------------------------------------------
                  (Name Of Registrant As Specified In Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 15, 2000                   By: /s/ GRANT PETERSEN
                                               --------------------------------
                                               Grant Petersen, Chairman and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF ACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18.U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.23b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).